UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated December 4, 2023

Commission File Number: 001-40286
____________________

Arrival

(Translation of registrant’s name into English)

60A, rue des Bruyères
L-1274 Howald,
Grand Duchy of Luxembourg
+352 26845062
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-254885, FILE NO. 333-266472 AND FILE NO. 333-270019) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-259673) OF ARRIVAL AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

GENERAL

On December 1, 2023, Arrival (the “Company”) did not make the semiannual interest payment due under its 3.50% Convertible Senior Notes due 2026 (the “Notes”). As provided for in the indenture governing the Notes, the Company has a 30-day grace period to make the interest payment.

The Company is currently in the process of drawing additional amounts under its previously announced bridge facility, and believes that it is likely that it will have funds sufficient to meet the interest payment obligation under the Notes during the grace period. However, there can be no assurance that the Company will have sufficient capital to make such interest payment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By: /s/ John Wozniak

Name: John Wozniak

Title: Chief Financial Officer

Dated: December 4, 2023